# EXCLUSIVE COMMERCIAL CONSULTANCY
# SERVICE AGREEMENT

## BY AND BETWEEN

## SHANGHAI EWORLDCHINA INFORMATION TECHNOLOGIES CO., LTD.

## AND

## WFOE[意界信息技术（上海）有限公司]

## DATED May 11, 2007

# Exclusive Commercial Consultancy Service Agreement

This **Exclusive Commercial Consultancy Service Agreement** (the "**Agreement**") is entered into in Shanghai, the People's Republic of China (the "**PRC**") as of May 11, 2007 by and between the following parties:

(1) **WFOE[意界信息技术（上海）有限公司]**, a wholly foreign owned enterprise established under the PRC laws, with its principal business place at 1088 South Pudong Road, Suite 1603, Shanghai (**"Party A"**) ; and

(2) **Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司)**, a limited liability company established under the PRC laws, with its principal business place at 1088 South Pudong Road, Suite 1202, Shanghai and with Li Zhi Gang (李志钢) as its legal representative (**"Party B"**).

(In this Agreement, Party A and Party B may be individually referred to as a "**Party**" and collectively as the "**Parties**".)

**Whereas**

Party B intends to engage Party A to provide it with commercial consultancy services in order to promote the development of its own business, and Party A agrees to accept such engagement.

Upon friendly consultations, the Parties hereby agree as follows:

## Article 1 - Definition

1.1 Except as otherwise construed in the terms or context hereof, the following terms used herein shall have the following meanings:

"**Party B's Business**" shall mean all the business engaged in and developed by Party B currently and at any time during the valid term hereof;

"**Consultancy Services**" shall mean the commercial consultancy services in connection with Party B's Business to be provided by Party A to Party B, including but not limited to:

(1)     assisting Party B in the collection of commercial information and the market research in connection with Party B's Business;

(2)     introducing clients to Party B in the capacity of an agent and assisting Party B in establishing commercial cooperation relationship with such clients;

(3)     assisting in the establishment of client database and other business information database and providing daily management, maintenance and updating of such database;

(4)     providing Party B with suggestions and opinions for the establishment and improvement of Party B's corporate structure, management system and department setup and assisting Party B in improving Party B's internal management system;

(5)     providing other commercial consultancy services as required by Party B from time to time to the extent permitted by the PRC Laws.

**"Service Team"**     shall mean the team established by Party A to provide the services under this Agreement to Party B and the members of such team shall include the employees hired by Party A and the third party professional advisors and other personnel hired by Party A;

**"Consultancy Service Fees"**     shall mean all fees payable by Party B to Party

A pursuant to Article 3 of this Agreement for the Consultancy Services provided by Party A;

**"Year"** shall mean a calendar year commencing on January 1 and ending on December 31.

**"Business Revenues"** shall mean, in any Year within the term hereof, the revenues arising from the operation of Party B's business by Party B in such Year and recorded in the column Major Business Revenue of Party B's balance sheet which is prepared according to Chinese accounting standards.

1.2 The references to any laws and regulations (the **"Laws"**) herein shall be deemed (1) to include the references to the amendments, changes, supplements and reenactments of such Laws, irrespective of whether they take effect before or after the formation of this Agreement and (2) to include the references to other decisions, notices and regulations enacted in accordance therewith or effective as a result thereof.

1.3 Except as otherwise stated in the context herein, all references to an article, clause, item or paragraph shall refer to the relevant part of this Agreement.

**Article 2 – Services of Party A**

2.1 Party A shall procure enough human resources and other relevant resources to ensure the provision of the Consultancy Services in good quality. However, Party A may at its discretion replace any member of the Service Team from time to time or change the specific service duties of any member of the Service Team from time to time, provided that such replacement or change will not materially affect the daily business operation of Party B.

2.2 Party A shall provide Party B with the Consultancy Services and communicate with Party B with respect to all information related to Party B's Business and/or Party B's clients in a timely manner.

**Article 3 – Consultancy Service Fees**

3.1 Party A shall be entitled to the service fees payable by Party B (the "**Consultancy Service Fees**") for the Consultancy Services to be provided by Party A under this Agreement. During the period starting from April 1，2007 to December 31, 2007, the amount of such Consultancy Service Fees shall be twenty-five percent (25%) of the total Business Revenues of Party B. Thereafter, the standards of the Consultancy Service Fees shall be adjusted and determined in writing by the Parties on a yearly basis.

3.2 The Parties agree that Party B shall make the payment of the service fees in accordance with the provisions as follows:

    (1) The Consultancy Service Fees shall be settled on a quarterly basis. Prior to January 10, April 10, July 10 and October 10 of each year, Party B shall make the payment of the Consultancy Service Fees for the preceding three (3) months.

    (2) After the end of each of Party B's accounting Years, Party A and Party B shall, on the basis of Party B's total annual Business Revenues in the preceding accounting Year which is verified by an auditing report issued by a Chinese certified public accountant firm mutually accepted by the Parties, carry out the overall examination and verification on the Consultancy Service Fees actually payable by Party B, and shall make payment adjustment (to return in case of overpayment accordingly, or make up in case of underpayment) within fifteen (15) working days of the issuance of the auditing report. Party B undertakes to Party A that it will provide the involved Chinese certified public accountant firm with all necessary materials and assistance and procure it to complete and issue to the Parties the auditing report for the preceding Year within thirty (30) working days after the end of each Year.

3.3 Party B shall pay all the Consultancy Service Fees in a timely manner into the bank account designated by Party A according to the provisions of this Article 3. If Party A changes its bank account, it shall notify Party B in writing of such change seven (7) working days in advance.

3.4     As agreed by the Parties, they shall sign a supplemental agreement in the form attached hereto as Appendix 1 each Year since 2008 to determine the detailed calculation method of Consultancy Service Fees payable by Party B to Party A for such Year prescribed in Article 3.1 hereof. The Parties shall consult with each other and decide on such supplemental agreement one (1) month immediately before the beginning of such Year.

3.5     During the effect term of this Agreement, in case Party A provides other services as required by Party B which are not included herein, the Parties agree to first cooperate in the manner prescribed under this Agreement or the manner most similar to that under this Agreement and to make corresponding adjustments to the calculation method of Consultancy Service Fees prescribed in Article 3.1 in writing.


## Article 4 – Party B's Obligations

4.1     The Services provided by Party A hereunder shall be exclusive. During the effective term hereof, without Party A's prior written consent, Party B shall not enter into any agreement with any other third party for the purpose of engaging such third party to provide to Party B services identical or similar to the services provided by Party A under this Agreement.

4.2     For the convenience of Party A's provision of services, Party B shall provide Party A with such relevant materials as Party A may require accurately and promptly.

4.3     Party B shall, according to the provisions of Article 3 hereof, pay the full amount of the Consultancy Service Fees to Party A in a timely manner.

4.4     Party B shall maintain a good reputation of itself, make its best efforts to develop business and maximize the profits.

4.5     The Parties hereby acknowledge that in accordance with the terms and conditions set forth in an Equity Pledge Agreement signed on          , 2007 among all the registered shareholders of Party B as of the date hereof (the **"Current Shareholders"**) and Party A, the Current Shareholders have pledged the equity interest respectively held by them in Party B to Party A to ensure the performance of Party B's obligations under this Agreement.

## Article 5 –Intellectual Property

5.1 Intellectual property of the work products generated in the process of the Consultancy Services provision by Party A under this Agreement shall belong to Party A.

5.2 For the purpose of this Agreement, Party B may use the work products generated in the process of the Consultancy Services provision by Party A according to this Agreement, provided, however, this Agreement does not grant any license to Party B in any manner, to use such work products by any means for any other purpose.

## Article 6 - Confidentiality Obligation

6.1 During the effective term of this Agreement, all client information and other relevant materials related to Party B's Business and services provided by Party A (the "**Client Information**") shall belong to the Parties jointly.

6.2 Notwithstanding whether this Agreement is terminated or not, Party A and Party B shall both be obliged to keep in strict confidentiality the commercial secrets, proprietary information and client information jointly owned by the Parties, other relevant materials and other non-public information in respect of the other Party obtained by the Parties as the result of performance of this Agreement (collectively, the "**Confidential Information**"). The Party receiving the Confidential Information (the "**Receiving Party**") shall not disclose the Confidential Information or any part thereof to any other third party, except for disclosure made to such third party with prior written consent by the other Party hereto or as required by relevant laws and regulations or the rules of relevant stock exchanges; except for the purpose of performance of this Agreement, the Receiving Party shall not use or indirectly use the Confidential Information or any part thereof.

6.3 The following information shall not be considered Confidential Information:

   (a) any information previously obtained by the Receiving Party as evidenced by written proof;

   (b) information that enters into the public domain or is known by the public not through or for the reasons of the fault of the Receiving Party; or

   (c) information thereafter legally obtained by the Receiving Party by other means.

6.4 The Receiving Party may disclose the Confidential Information to its relevant employees, agents or professionals it employed. However the Receiving Party shall ensure that the aforesaid staff shall also be bound by this Agreement to keep the Confidential Information in confidentiality and use such Confidential Information only for the purpose of performance of this Agreement.

## Article 7 –Undertakings and Warranties

7.1 Party A hereby represents and warrants as follows:

   7.1.1   it is a limited liability company duly registered and validly existing under the laws of its incorporation with independent legal person qualification, with full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and may sue and be sued as an independent party.

   7.1.2   its has full corporate power and authorization to execute and deliver this Agreement and all other documents to be entered into by it in relation to the transactions stipulated hereby, and it has full power and authorization to complete the transactions stipulated hereby.  This Agreement has been validly and duly executed and delivered by it and shall constitute legal and binding obligations on it and shall be enforceable against it in accordance with its terms.

7.2 Party B hereby represents and warrants as follows:

7.2.1    it is a limited liability company duly registered and validly existing under the laws of its incorporation with independent legal person qualification, with full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and maysue and be sued as an independent party.

7.2.2    its has full corporate power and authorization to execute and deliver this Agreement and all other documents to be entered into by it in relation to the transactions stipulated hereby, and it has full power and authorization to complete the transactions stipulated hereby.  This Agreement has been validly and duly executed and delivered by it and shall constitute legal and binding obligations on it and shall be enforceable against it in accordance with its terms.

7.2.3    it shall promptly notify Party A of the litigations in which it is involved and other adverse situations, and shall use its best efforts to prevent the expansion of losses.

7.2.4    without Party A's prior written consent, Party B shall not dispose of its material assets nor change its current shareholding structure in any way;

7.2.5    it shall not enter into any transactions (except for those arising from its ordinary or normal courses of business or those disclosed to Party A and consented by it in writing) which may materially affect the assets, liabilities, business operation and shareholding structure, any equity in a third party held by it and other legal rights of Party B.

**Article 8 – Term of Agreement**

8.1    The Parties hereby acknowledge that this Agreement is formed and effective upon due execution of this Agreement by the Parties, and this Agreement shall remain in force during the existing period of both parties, unless early terminated in writing by the Parties.

8.2    Upon termination of this Agreement, Party A and Party B shall still respectively comply with their obligations stipulated in Article 3 and Article 6 under this Agreement.

## Article 9 - Notice

9.1 Any notice, request, demand and other correspondences made as required by or in accordance with this Agreement shall be made in writing and delivered to the relevant party.

9.2 The abovementioned notice or other correspondences shall be deemed to have been delivered when it is transmitted if transmitted by facsimile; it shall be deemed to have been delivered when it is delivered if delivered in person; it shall be deemed to have been delivered five (5) days after posting the same if posted by mail.

## Article 10 – Default Liability

10.1 The Parties agree and acknowledge that if any Party (the "**Defaulting Party**") breaches substantially any of the agreements made under this Agreement, or fails substantially to perform any of the obligations under this Agreement, such breach shall constitute a default under this Agreement (the "**Default**"), and then the non-defaulting Party shall have the right to require the Defaulting Party to rectify such Default or take remedial measures within a reasonable period.  If the Defaulting Party fails to rectify such Default or take remedial measures within such reasonable period or within ten (10) days following the non-defaulting Party notifies the Defaulting Party in writing, requiring it to rectify the Default, then the non-defaulting Party shall have the right to (1) terminate this Agreement and require the Defaulting Party to indemnify it for all the damage; or (2) require specific performance of the obligations of the Defaulting Party hereunder and require the Defaulting Party to indemnify it for all the damage.

10.2 Notwithstanding any other provisions herein, the effectiveness of this Article 10 shall survive the suspension or termination of this Agreement.

## Article 11– Force Majeure

In the event either Party's performance of this Agreement is affected or such Party fails to perform its obligations hereunder as agreed upon due to a direct result of earthquake, typhoon, flood, fire, war, computer virus, design flaw of instrumental software, internet hacker attack, change in policies and laws, and other unforeseeable or unpreventable or unavoidable force majeure events, the Party which incurs such force majeure event shall immediately inform the other Party by facsimile and within thirty (30) days shall present a supporting document with respect to details of the force majeure event and grounds for the failure or delay to perform this Agreement. The aforesaid document shall be issued by the notary authority at the region where the force majeure occurs. The Parties shall determine whether the performance of part of this Agreement should be exempted or delayed based on the extent of effect by such force majeure event on the performance hereof. Neither Party shall be liable for economic losses suffered by either Party due to force majeure events.

## Article 12 - Miscellaneous

12.1 This Agreement shall be prepared in the Chinese language in two (2) original counterparts, and each Party shall hold one (1) counterpart.

12.2 The formation, validity, execution, amendment, interpretation and termination of this Agreement shall be subject to the PRC Laws.

12.3 Any disputes arising hereunder and in connection herewith shall be settled through consultations between the Parties, and if the Parties cannot reach an agreement regarding such disputes within thirty (30) days of their occurrence, such disputes shall be submitted to China International Economic and Trade Arbitration Commission Shanghai Commission for arbitration in Shanghai in accordance with the arbitration rules of such Commission, and the arbitration award shall be final and binding on the Parties.

12.4 Any rights, powers and remedies empowered to any Party by any provisions herein shall not preclude any other rights, powers and remedies enjoyed by such Party in accordance with laws and other provisions under this Agreement, and the exercise of its rights, powers and remedies by a Party shall not preclude its exercise of its other rights, powers and remedies by such Party.

12.5 The failure to or delay by a Party in exercise of any of its rights, powers and remedies hereunder or in accordance with the laws (the "**Party's Rights**") shall not constitute a waiver thereof, nor shall any single or partial waiver of such Party's Rights preclude the exercise of the same by such Party in other manner and the exercise of other Party's Rights.

12.6 The headings of each article herein are for reference only, and in no circumstances shall such headings be used in or affect the interpretation of the provisions hereof.

12.7 This Agreement shall supersede any other written or verbal agreement previously entered into by the Parties and in relation with the matters prescribed herein and shall constitute the entire agreement between the Parties.

12.8 Each provision contained herein shall be severable and independent from any other provisions, and if at any time any one or more provisions herein become invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions herein shall not be affected thereby.

12.9 Any amendments or supplements to this Agreement shall be made in writing and shall take effect only when properly signed by the Parties to this Agreement.

12.10 Party B may not assign any of its rights and/or obligations hereunder to any third party without the prior written consent from Party A. Subject to the PRC Laws, Party A shall be entitled, after serving a notice to Party B, to assign any of its rights and/or obligations hereunder to any third party designated by it.

12.11 This Agreement shall be binding on the lawful successors of the Parties.

12.12 The Parties undertake to respectively declare and pay the taxes levied on it related to the transactions hereunder according to the laws.

**[The remainder of this page has been intentionally left blank]**

**[Signature Page]**

**IN WITNESS WHEREOF**, the Parties have caused this Exclusive Commercial Consultancy Service Agreement to be executed as of the date and in the place first set forth above.

**WFOE**

(Chop)

By：＿＿＿＿＿＿＿＿＿＿＿＿

Name：

Position: Authorized Representative

**Shanghai EworldChina Information Technologies Co., Ltd.**
**(上海志信信息技术有限公司)**

(Chop)

By：＿＿＿＿＿＿＿＿＿＿＿＿

Name：

Position: Authorized Representative

**Schedule 1:**


# Form of Supplemental Agreement


This Supplemental Agreement to the Exclusive Commercial Consultancy Agreement (the "**Supplemental Agreement**") is entered into in Shanghai, the People's Republic of China (the "**PRC**") as of          ,          by and between the following two Parties:

(1) **WFOE[意界信息技术（上海）有限公司] ("Party A")**
Contact Address: 1088 South Pudong Road, Suite       , Shanghai
Legal Representative:

(2) **Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司) ("Party B")**
Contact Address: 1088 South Pudong Road, Suite 1202, Shanghai
Legal Representative: Li Zhi Gang (李志钢)

(In this Supplemental Agreement, Party A and Party B are collectively referred to as the "**Parties**" and individually as a "**Party**")

In accordance with the Exclusive Commercial Consultancy Agreement entered into between the Parties on May 11, 2007, the Parties hereby enter into the Supplemental Agreement as follows:

For Year [      ], Party B shall make the payment of the Consultancy Service Fees to Party A on a quarterly basis in accordance with Article 3.1 and Article 3.2 under the Exclusive Commercial Consultancy Agreement, the amount of which shall be calculated as follows:

[                          ]

**Party A**                                **Party B**

**WFOE**                              **Shanghai EworldChina Information Technologies Co., Ltd.**
**(上海志信信息技术有限公司)**

(Chop)                                 (Chop)

By：＿＿＿＿＿＿＿＿＿＿              By：＿＿＿＿＿＿＿＿＿＿

Name：                                   Name：

Position: Authorized Representative      Position: Authorized Representative

兹此为证，本独家商务咨询服务协议由下列双方于本协议开首所示日期与地点签署：

意界信息技术（上海）有限公司

（盖章）



签署：

姓名：

职务：授权代表

上海志信信息技术有限公司

（盖章）



签署：

姓名：

职务：授权代表